================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

          [ ] TRANSITION REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____________ TO ___________

Commission file number 0-14190....................................

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DREYER'S GRAND ICE CREAM, INC.
                               5929 COLLEGE AVENUE
                                OAKLAND, CA 94618



================================================================================

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                           PAGE
REPORT OF INDEPENDENT ACCOUNTANTS                                           1

FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits at December
          31, 1999 and 1998                                                 2

     Statement of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1999 and 1998                    3

     Notes to Financial Statements                                         4-8

ADDITIONAL INFORMATION*

     Schedule of Assets Held for Investment Purposes at December
          31, 1999                                                          9

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Dreyer's Grand Ice Cream, Inc. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes (Schedule H, Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
San Francisco, California
June 9, 2000

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                            DECEMBER 31,
                                                  ------------------------------
                                                      1999              1998
ASSETS
Investments at fair value
  Cash                                            $    72,778       $     2,838
  Collective investment trusts                      4,261,694         4,323,213
  Common stock                                     15,838,577        10,627,672
  Interest in master trust                            638,856           441,570
  Interest in pooled funds                         54,384,561        45,517,808
  Participant loans                                 2,932,878         2,753,732
                                                  -----------       -----------
                                                   78,129,344        63,666,833

Contributions receivable
  Employee                                                 50           168,090
  Employer                                          2,586,842         1,276,601
Accrued dividends receivable                               --            35,081
Other receivables                                          --               107
                                                  -----------       -----------
    Net assets available for benefits             $80,716,236       $65,146,712
                                                  ===========       ===========



                See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                       -------------------------
                                                           1999          1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income
    Interest                                           $   266,553   $   208,833
    Dividends                                            2,128,365     1,517,021
    Realized and unrealized gains, net                   9,715,380     4,722,708
    Beneficial interest in investment income of
      master trust                                          26,490        23,424
                                                       -----------   -----------

                                                        12,136,788     6,471,986

  Contributions
    Employee                                             5,835,355     6,377,312
    Employer                                             2,585,386     1,277,846
    Employee rollovers from other qualified plans          365,373       733,750
                                                       -----------   -----------

      Total additions                                   20,922,902    14,860,894
                                                       -----------   -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Benefit payments                                       5,282,852     4,446,327
  Administrative expenses                                   70,526       117,879
                                                       -----------   -----------

    Total deductions                                     5,353,378     4,564,206
                                                       -----------   -----------

Net increase                                            15,569,524    10,296,688

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                     65,146,712    54,850,024
                                                       -----------   -----------

End of year                                            $80,716,236   $65,146,712
                                                       ===========   ===========







                See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

          GENERAL

          The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). The Plan is administered by the Plan's Administrative Committee (the Committee) and all investments and cash are held by Charles Schwab Trust Company (the Trustee). Schwab Retirement Plan Services provides record keeping services for the Plan. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          ELIGIBILITY

          All full-time employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan, are eligible to participate in the Plan on the next "entry date" coinciding with or following thirty days of employment. All part-time employees are eligible to participate in the Plan on the next "entry date" coinciding with or following twelve months of employment and at least 1,000 hours of service in the Plan year. The entry dates defined by the Plan are January 1, April 1, July 1 and October 1 of each calendar year.

          EMPLOYEE CONTRIBUTIONS

          In order to participate in the Plan, each participant is required to contribute at least two percent (2%) of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to ten percent (10%) of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

          EMPLOYER CONTRIBUTIONS

          The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with fewer than ten years of service. An eligible participant is defined as an eligible employee who has been employed by the Company for twelve months and has completed at least 1,000 hours of service in the Plan year or who retired, died or was disabled during the Plan year.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        During 1999 and 1998, $184,690 and $174,262, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year and were allocated as of the last day of the year to the matching accounts of eligible participants.

        ROLLOVER CONTRIBUTIONS

        Subject to the terms of the Plan, the Committee may authorize the Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan will establish and maintain separate accounts for all rollover contributions. At all times, the participant will be fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts will be paid in the same manner as other benefits under the Plan.

        PARTICIPANT ACCOUNT VALUATION

        Each participant's account is valued at the last quoted sales price of each business day, including the last business day of the Plan year. The valuation is based on all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous business day.

        PLAN BENEFITS

        Upon retirement, death or permanent disability, participants are entitled to an amount equal to one hundred percent (100%) of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

        A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; and a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

        The Plan has a flexible investment policy in which the participant can choose to invest his or her account balance in one or all of a variety of investment funds. The participant's accounts are credited for the return on his investment in proportion to his investment in the respective fund within the Plan.

        Investment options in the Plan include seven funds: a short-term investment fund, a bond fund, a balanced fund, an equity fund, an international equity fund, a stock fund (comprised of the Company's common stock) and an S&P 500 fund.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     VESTING

     After completion of two years of service, participants are entitled to twenty percent (20%) of the final balance of their Company account. For each full year of service thereafter until year seven, participants vest an additional fifteen percent (15%) of their Company account balance. In the seventh year of service, the participants vest the remaining twenty percent (20%) of the final balance of their Company account. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

     PARTICIPANT LOANS

     The Plan has a participant loan program as allowed by existing Plan provisions. Participants may borrow a portion of their vested accounts, subject to the terms set forth in the Plan and the limitations of the Internal Revenue Code.

     Participant loans, which bear interest at the prime rate plus two percent (2%), are due within five years and are secured by the participant's interest in the balance of his or her account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of management's estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

     INVESTMENTS AND INVESTMENT INCOME

     The Plan's assets are valued at the last quoted sales price of each business day including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for benefits in the period during which the market value change occurs.

     EXPENSES OF THE PLAN

     The expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

     BENEFIT PAYMENTS AND LOANS MADE

     Benefits to terminated participants and loan repayments for terminated participants are recorded as a deduction from net assets when paid in accordance with guidance issued for accounting and disclosure by employee

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     benefit plans. Loans made and loan repayments for active participants are recorded as transfers in the statement of changes in net assets available for benefits, with fund information. During 1999 and 1998, loans made totaled $1,329,124 and $2,010,976, respectively. During 1999 and 1998, loan repayments totaled $1,149,978 and $957,044, respectively.

3.   INVESTMENTS

     Investments representing five percent (5%) or more of net assets available for benefits were as follows:

                                                          DECEMBER 31,
                                                --------------------------------
                                                    1999             1998
     COLLECTIVE INVESTMENT TRUSTS
       Schwab Stable Value Fund                 $ 4,261,694      $ 4,323,213

     INTEREST IN POOLED FUNDS
       Rainer Core Equity Fund                   18,402,473       14,640,841
       Jurika & Voyles Balanced Fund              5,754,887        5,496,817
       Schwab S & P Select Share Fund            29,504,807       24,761,882

     COMMON STOCK
       Dreyer's Grand Ice Cream, Inc.            15,838,577       10,627,672

4.   INVESTMENTS IN MASTER TRUST

     Certain assets of the Plan are held in the Dreyer's Grand Ice Cream, Inc. Master Trust (the "Master Trust"). The Master Trust is a pooling of the Plan's and the Dreyer's Grand Ice Cream, Inc. Money Purchase Pension Plan's investment in the Loomis Sayles Bond Institutional Fund. Investments in the Master Trust are valued at the last quoted sales price of each business day. The net assets, investment income and gains and losses are allocated based on the pro-rata portion of each plan's interest in the Master Trust.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The Plan's percentage interest in the Master Trust at December 31, 1999 and 1998 was three and one tenth percent (3.1%) and two and three tenths percent (2.3%), respectively. The changes in net assets of the Plan's interest in the Master Trust, and related amounts of investment income, for the years ended December 31, 1999 and 1998, were as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                    1999                1998
CHANGES IN NET ASSETS
  Increase in fair value of investments          $243,443              $395,413
                                                 ========              ========

INVESTMENT INCOME
  Interest                                       $  3,227              $  2,027
  Dividends                                        50,849                49,610
  Realized and unrealized losses, net             (27,586)              (28,213)
                                                 --------              --------
                                                 $ 26,490              $ 23,424
                                                 ========              ========

5.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of
     Section 4044 of ERISA.

6.   TAX STATUS OF THE PLAN

     In January 1997, the Committee received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. Effective August 1, 1998, the Plan was amended to change the Plan's eligibility requirements, as defined in Note 1. The Committee is of the opinion that the Plan, as amended, fulfills the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                        NUMBER OF
                                                        SHARES OR         COST OF        CURRENT
DESCRIPTION OF INVESTMENT                               FACE VALUE         ASSET          VALUE
INTEREST IN POOLED FUNDS
        Schwab Stable Value Fund                          350,985       $ 3,923,243     $ 4,261,694
        Jurika & Voyles Balanced Fund                     424,715         6,421,988       5,754,887
        Rainier Core Equity Fund                          619,820        15,234,372      18,402,473
        Deutsche International Equity                      22,131           529,060         707,529
        Schwab S&P Select Share Fund                    4,302,640        21,127,281      29,504,807
        Schwab Treasury U.S. Money Market Fund             14,865            14,798          14,865

COMMON STOCK
        Dreyer's Grand Ice Cream                          931,681        13,422,351      15,838,577

OTHER INVESTMENTS
        Cash                                                                 72,778          72,778

LOANS TO PARTICIPANTS
        (maturing from 1/1/00 to 1/1/05, 7% to 11%)                              --       2,932,878
                                                                        -----------     -----------
                                                                        $60,745,871     $77,490,488
                                                                        ===========     ===========

                                   SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            DREYER'S GRAND ICE CREAM, INC.
                                            SAVINGS PLAN

Date: June 27, 2000
                                            By: /s/ William C. Collett
                                            ---------------------------------
                                                    William C. Collett
                                            Member of Dreyer's Grand Ice Cream,
                                            Inc. Savings Plan Administrative
                                            Committee, as Plan Administrator


                                            By: /s/ Jeffrey R. Shields
                                            ---------------------------------
                                                    Jeffrey R. Shields
                                            Member of Dreyer's Grand Ice Cream,
                                            Inc. Savings Plan Administrative
                                            Committee, as Plan Administrator